Mail Stop 6010

August 13, 2008

VIA U.S. MAIL AND FAX (314) 573-9468

Mr. D. Beatty D'Alessandro
Senior Vice President and Principal Financial Officer
Graybar Electric Company, Inc.
34 North Meramec Avenue
St. Louis, Missouri 63105

> **Re:** **Graybar Electric Company, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **File No. 000-00255**

Dear Mr. D'Alessandro:

We have reviewed your response filed August 7, 2008 and have the following comment. We have limited our review of your filing to the disclosures pertaining to the evaluation of your internal control over financial reporting. Specifically, we have reviewed your filing to determine if you conducted the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308T(a) of Regulation S-B. Where indicated, we think you should revise your document in response to these comments, however, if you disagree, we would be pleased to consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment to Form 10-K filed August 7, 2008

Item 9A(T). Internal Control Over Financial Reporting

1.   We see that in your amended 10-K your management has again concluded that disclosure
        controls and procedures were effective as of the end of the fiscal year. We also note in
        your response that management does not believe that its failure to include its report on its
        assessment of internal control over financial reporting impacts its conclusion that its
        disclosure controls and procedures as of the end of the fiscal year ended December 31,
        2007 were effective. Please explain the basis for management's conclusion considering
        the definition of disclosure controls and procedures, which, in part, says that effective
        disclosure controls and procedures ensure that information required to be disclosed in the
        reports that you file or submit under the Exchange Act is accumulated and communicated
        to your management, including your chief executive officer and chief financial officer, to
        allow timely decisions regarding required disclosure. Refer to the guidance in Exchange
        Act Rule 13a-15(e). Further, also tell us how you considered the fact that failure to
        provide management report renders the annual report materially deficient and adversely
        affects the company's and its shareholders ability to avail themselves of rules and forms
        that are predicated on the current or timely filing of Exchange Act reports. We refer you
        to Compliance and Disclosure Interpretation 115.02, which you can find at
        http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.   Otherwise, please
        further amend the 10-K to disclose management's revised conclusion on the effectiveness
        of your disclosure controls and procedures as of the end of the fiscal year.

        As appropriate, please amend your filing and respond to this comment within 10
business days or tell us when you will provide us with a response. You may wish to provide us
with marked copies of the amendments to expedite our review. Please furnish a cover letter with
your amendment that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your amendments responses to our comments.

        You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-
3554 if you have questions regarding these comments.

                                        Sincerely,

                                        Angela Crane
                                        Accounting Branch Chief